SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 1)(1)

                          UNITY FIRST ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    912908100
                               ------------------
                                 (CUSIP Number)

                                 Copy to:
Seneca Ventures                           Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))
--------
          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Woodland Partners
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      100,000 shares                              5.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      226,500 shares                             12.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      100,000 shares                              5.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      226,500 shares                             12.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      150,000 shares                              8.0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      176,500 shares                              9.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      150,000 shares                              8.0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      176,500 shares                              9.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Marilyn Ruenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      326,500 shares                             17.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      326,500 shares                             17.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       The Marilyn and Barry Rubenstein Family Foundation
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      24,000 shares                               1.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      302,500 shares                             16.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      24,000 shares                               1.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      302,500 shares                             16.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Woodland Venture Fund
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      27,500 shares                               1.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      299,000 shares                             15.9%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      27,500 shares                               1.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      299,000 shares                             15.9%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Seneca Ventures
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      25,000 shares                               1.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      301,500 shares                             16.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      25,000 shares                               1.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      301,500 shares                             16.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Woodland Services Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      326,500 shares                             17.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      326,500 shares                             17.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            326,500 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       17.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Brian Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      24,000 shares                               1.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      24,000 shares                               1.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            24,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                        1.3%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 17 -

CUSIP
No. 912908100                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Rebecca Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      24,000 shares                               1.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      24,000 shares                               1.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            24,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                        1.3%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 10 of 17 -

        This statement, dated December 22, 1998, constitutes Amendment No. 1 to the Schedule 13D, dated November 13, 1996, regarding the reporting persons' ownership of certain securities of Unity First Acquisition Corp. (the "Issuer").

        This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

        This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.        Identity and Background

        4.     (a)    The Marilyn and Barry Rubenstein Family Foundation, an
organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

               (b)    Address:
                             68 Wheatley Road
                             Brookville, New York 11545
               (c)    Principal Business: Charitable Foundation.
               (d)    No.
               (e)    No.
               (f)    Citizenship: United States

                      Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein are the Trustees of the Foundation.

        9.     (a)    Rebecca Rubenstein, one of the Trustees of The Marilyn
and Barry Rubenstein Family Foundation.
               (b)    Address:
                             300 East 75th Street
                             New York, New York 10021
               (c)    Principal Occupation: Teacher
               (d)    No.
               (e)    No.
               (f)    Citizenship: United States.

                      Rebecca Rubenstein is the daughter of Barry Rubenstein and Marilyn Rubenstein.

                                  - 11 of 17 -

ITEM 4.        Purpose of the Transaction.

               On October 29, 1998, the shareholders of the Issuer were requested to consider and vote upon a proposal to approve and adopt a certain Agreement and Plan of Merger and Reorganization, dated June 25, 1998 between the Issuer and Worlds, Inc., providing for the merger of Worlds, Inc. with and into the Issuer (the "Merger"). The reporting persons did not vote in favor of the Merger, and, therefore, elected to receive cash for their shares of Common Stock in the event that the Merger is approved.


ITEM 5.        Interests in Securities of the Issuer.

               (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as reported by the Issuer in its Proxy dated September 14, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 22, 1998.

                                               Shares of              Percentage of Shares
                                             Common Stock                of Common Stock
Name                                      Beneficially Owned(2)        Beneficially Owned
----                                      ------------------           ------------------
Woodland Partners                            326,500(3),(4)                   17.4%
Barry Rubenstein                             326,500(3),(5)                   17.4%
Marilyn Rubenstein                           326,500(3)                       17.4%
The Marilyn and Barry Rubenstein
       Family Foundation                     326,500(3),(6)                   17.4%
Woodland Venture Fund                        326,500(3),(7)                   17.4%
Seneca Ventures                              326,500(3),(8)                   17.4%
Woodland Services Corp.                      326,500(3)                       17.4%
Brian Rubenstein                              24,000(3),(9)                    1.3%
Rebecca Rubenstein                            24,000(3),(9)                    1.3%

               (b) By virtue of being a general partner of Partners, the Fund and Seneca, a trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 176,500 shares of Common Stock, representing approximately 9.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 150,000 shares of Common Stock, representing approximately 8.0% of the outstanding Common Stock.

--------
      (2) Does not include shares of Common Stock issuable upon the exercise of the Class A Warrants or the Class B Warrants.
      (3) The reporting person disclaims beneficial ownership of the securities except to the extent of his/her/its equity interest therein.
      (4)  Includes 100,000 shares of Common Stock owned by Woodland Partners.
      (5) Includes 150,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA account.
      (6)  Includes 24,000 shares of Common Stock owned by the Foundation.
      (7)  Includes 27,500 shares of Common Stock owned by the Fund.
      (8)  Includes 25,000 shares of Common Stock owned by Seneca.
      (9)  Consists of 24,000 shares of Common Stock owned by the Foundation.

                                  - 12 of 17 -

               Marilyn Rubenstein, by virtue of being a general partner of Partners, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 326,500 shares of Common Stock, representing approximately 17.4% of the outstanding Common Stock.

               Partners has sole power to vote and to dispose of 100,000 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 226,500 shares of Common Stock, representing approximately 12.1% of the outstanding Common Stock.

               The Fund has sole power to vote and to dispose of 27,500 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 299,000 shares of Common Stock, representing approximately 15.9% of the outstanding Common Stock.

               Seneca has sole power to vote and to dispose of 25,000 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 301,500 shares of Common Stock, representing approximately 16.1% of the outstanding Common Stock.

               The Foundation has sole power to vote and to dispose of 24,000 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 302,500 shares of Common Stock, representing approximately 16.1% of the outstanding Common Stock.

               Services may be deemed to have shared power to vote and to dispose of 326,500 shares of Common Stock, representing approximately 17.4% of the outstanding Common Stock.

               Brian Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 24,000 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock.

               Rebecca Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 24,000 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock.

               (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from October 21, 1998 through December 22, 1998, inclusive:

                                  - 13 of 17 -


                                Purchase or           Number of Shares         Purchase or
   Name of Shareholder          Sale Date             Purchased or (Sold)      Sale Price
   -------------------          ---------             --------------------     -----------
The Marilyn and Barry             12/22/98                   (26,000)            $5.1875
Rubenstein Family Foundation

               The Foundation sold the shares of Common Stock in the over-the-counter market.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

               (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               (b) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of Common Stock held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein.

               (e) Except for the circumstances discussed or referred to in paragraph (a) through (d), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.        Material to be Filed as Exhibits

               Exhibit A - Agreement effective as of December 22, 1998 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

               Exhibit B - Power of Attorney, dated December 22, 1998, appointing Barry Rubenstein as attorney-in-fact for Rebecca Rubenstein.

                                  - 14 of 17 -

                                    Signature

               After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: January 21, 1999

                                            Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, individually, as
                                            General Partner on behalf of
                                            Woodland Partners, Seneca Ventures,
                                            and Woodland Venture Fund, as
                                            President of Woodland Services
                                            Corp., and as Trustee of The Marilyn
                                            and Barry Rubenstein Family
                                            Foundation



                                            Marilyn Rubenstein
                                            -----------------------------------
                                            Marilyn Rubenstein



                                                  *
                                            -----------------------------------
                                            Brian Rubenstein



                                                  *
                                            -----------------------------------
                                            Rebecca Rubenstein



*By: Barry Rubenstein
    -----------------------------------
Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 15 of 17 -

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.0001 per share, of UNITY FIRST ACQUISITION CORP. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 22nd day of December, 1998.

                                            Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, individually, as
                                            General Partner on behalf of
                                            Woodland Partners, Seneca Ventures,
                                            and Woodland Venture Fund, as
                                            President of Woodland Services
                                            Corp., and as Trustee of The
                                            Marilyn and Barry Rubenstein Family
                                            Foundation


                                            Marilyn Rubenstein
                                            -----------------------------------
                                            Marilyn Rubenstein


                                                  *
                                            -----------------------------------
                                            Brian Rubenstein


                                                  *
                                            -----------------------------------
                                            Rebecca Rubenstein


*By: Barry Rubenstein
    -----------------------------------
Barry Rubenstein, Attorney-in-Fact



                                  - 16 of 17 -

                                                                       Exhibit B

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of December, 1998.







                                            Rebecca Rubenstein
                                            -----------------------------------
                                            Rebecca Rubenstein

                                  - 17 of 17 -